

TA Fintech Inc.

Regulation Crowdfunding Form C Offering Memorandum

Target Offering Amount of $10,000 to a Maximum Amount of $5,000,000 Common Stock

MINIMUM INVESTMENT

$100

OFFERING PERIOD

27 July 2023 – 31 June 2024

TABLE OF CONTENTS

About this Form C

The Offering is being made through Dalmore Group, LLC ("Dalmore Group") in its capacity as a registered broker dealer (FINRA CRD No. 136352; SEC File No. 8-67002; CIK No. 1332099). Information about the Company is provided on the Offering Page maintained for this Offering by Dalmore Group, which is located at dalmoregroup.com and in Exhibit 3 of the Form C of which this Offering Memorandum forms a part.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

These securities are offered under an exemption from registration. The U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You should rely only on the information contained in this Form C when making an investment. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. Our business, financial condition, results of operations, and prospects may have changed since that date.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale into all 50 states, Washington D.C., and US territories.

If applicable, any updates on the status of this Offering may be found at dalmoregroup.com.

Offering Summary

The Company

Company	TA Fintech Inc. ("the Company," "the Issuer," or "Trade Algo")
Address	401 Park Avenue S., Floor 10 New York, NY 10016
Website	www.tradealgo.com
Number of Employees	1
Chief Executive Officer	Jon Stone
State of Jurisdiction	Delaware
Date of Incorporation	September 24, 2021
Fiscal Year End	December 31

Terms

Security Type	Common Share
Price per Share	$2.95
Target Amount	$10,000
Maximum Amount	$5,000,000
Voting Rights	None
Registration Exemption	Regulation Crowdfunding ("Regulation CF")
Placement Agent	Dalmore Group LLC

Attestation Regarding Eligibility

The Company attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

- Monitor the issuance of the securities the issuer offers and sells through the intermediary's platform;

- Maintain a master security holder list reflecting the owners of those securities;

- Maintain a transfer journal or other such log recording any transfer of ownership;

- Effect the exchange or conversion of any applicable securities

- Maintain a control book demonstrating the historical registration of those securities, and

- Countersign or legend any physical certificates of those securities, if the securities are certificated.

- Provide all required tax documents to investors.

The Company has certified that all of the following statements are true for the issuer:

- Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

- Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934;

- Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940;

- Is not ineligible to rely on this exemption under 4(a)(6) of the Securities Act of 1933 as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C;

- Is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies;

- Has not made any use of any written communication or broadcast script for testing the waters either (1) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206;

- Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws; and

- The issuer or any of its predecessors have not failed to comply with ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report. Once posted the annual report can be obtained at tradealgo.com/regcf.

The Company shall continue to comply with the ongoing reporting requirements until:

- the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

- The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

- the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the Company liquidates or dissolves its business in accordance with state law.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized person.

DocuSigned by:

Jon Stone

A91B4B4507CC4D4...

Jon Stone

PRESIDENT AND CEO

The Company

Business Summary

TA Fintech, Inc. (the "Company" "Trade Algo" or "TA") is a corporation organized under the laws of the state of Delaware. Trade Algo aims to enable individuals and institutions to confidently make data-driven investment decisions by identifying dark market data analytics and providing equitable access to disparate financial APIs and portfolio data. TA Fintech Inc. was initially organized as Broad Bold Park, Inc., a Delaware Corporation on September 2021 and was later changed to TA Fintech Inc. to further align the brand with the Fintech category in which it operates.

Since 2021, the Company's business consists of a SaaS software model focused on providing market data services and solutions to retail investors, RIA's and hedge funds. The Company's market analytics are sold online in North America and through affiliate partnerships with financial media companies as well as a direct-to-consumer businesses model.

The Company has a software development team building tools that increase financial transparency for retail investors. The Company's investment technology captures market-moving data that is not commonly available to all investors. The Company provides a wide range of market data including a vast amount of historical data for the US market updated in real-time. End-of-day tick-level data for international markets available and consolidated US Equities from all major markets in real-time. The Company's proprietary software includes a real-time option radar with our comprehensive technical and fundamental market analysis algorithm showing greeks & implied volatility of the underlying asset expected.

Through the Company's ATS data algorithm, it offers visualization off exchange market liquidity trading that occurs away from traditional stock exchanges in near real time.

The company has one office location: 401 Park Avenue South, 10th Floor New York, NY 10016

Current stage and roadmap

The company intends to expand in 2023 by making the product more affordable and accessible. The Company has plans for a monthly subscription tier to ensure availability and affordability in all major global markets. In addition, the Company's efforts for the next few years will be focused on expanding the core application product lines, innovating on new machine learning algorithms, increasing our market share, launching new category lines and products, expanding international business, increasing research and development into artificial intelligence heuristic search, and expanding to institutional products for organizations. There are several new software products and services planned over the next twelve months, including new machine learning algorithms, quant tools, community live stream applications, and an expansion of the library to include alternative data.

Competition

Financial market desktops users totaled over 1.7 million in 2002, led by FactSet, Platts, Morningstar and S&P Global Market Intelligence, with Refinitiv and Bloomberg remaining the largest providers. Global spending on financial market data is expected to exceed historical growth rates, with 56% of respondents in Burton-Taylor's Financial Market Data 2021 Kick-off survey expecting spending to be much higher or moderately higher than the 5-year CAGR of 4.0%.[1]

The Company has several major competitors in the market data category. Some of the top competitors in the industry include: Bloomberg, Dow Jones/Factiva, FactSet, FIS MarketMap, ICE (Pricing & Analytics+ Desktop), IRESS, IHS Markit, Moody's Analytics, Morningstar, Quick, S&P Global Market Intelligence, SIX Financial, and Refinitiv. Bloomberg is the industry leader and the Company's primary competition in the market data industry.

Bloomberg ranks 1st in global revenue in all user groups except Investment Bankers/Corporate Financiers and Research Analysts (where S&P Global Market Intelligence leads.) Refinitiv also owns significant market share and holds the top spots in Investment Banking and FX/Treasury Sales & Trading and Platts remains the leader in the Energy data segment. Moody's Analytics and TP ICAP are the fastest growing companies in most categories, as measured by five-year growth rates. The financial market data/analysis industry generates $32 + billion in revenue although not all providers experience equal success.

Principal Security Holders

Below are the names and ownership levels of each person or entity, as of 24 March 2023 who directly or indirectly own 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

OWNER NAME OF HOLDER	NUMBER AND CLASS OF SECURITIES NOW HELD	% OF VOTING POWER PRIOR TO SECURITY OFFERING	% OF VOTING POWER AFTER SECURITY OFFERING
Jon Stone	113,328,000	89.23%	88.36%

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[1] Burton-Taylor's Financial Market Data
https://wvw.prnewswire.com/news-releases/burton-taylor-releases-annual-financial- market-dataanalysis-industry-vendor-rankings-30I I
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Directors and Officers of the Company

The directors and officers of the Company are listed below along with all positions for the past three (3) years:

Directors

JON STONE

Current Position and Title	Sole Director
Date of Board Service	October 01, 2021 – present
Principal Occupation	President & COO, TA Fintech, Inc.
BUSINESS EXPERIENCE IN THE PAST 3 YEARS	

EMPLOYER	TITLE	PRINCIPAL BUSINESS OF EMPLOYER	DATES
Trade Algo	CEO	Financial data and analysis	October 01, 2020 – present

Officers

JON STONE

Current Position and Title	Chief Executive Officer
Date of Board Service	October 01, 2021 – present
Principal Occupation	President & COO, TA Fintech, Inc.
BUSINESS EXPERIENCE IN THE PAST 3 YEARS	

EMPLOYER	TITLE	PRINCIPAL BUSINESS OF EMPLOYER	DATES
Trade Algo	CEO	Financial data and analysis	October 01, 2020 – present

Biographical Information

Jon Stone, a serial entrepreneur, has established several businesses, and spearheaded innovative technologies to increase market clarity and efficiency. As a graduate of ASU, Jon holds an interest in leadership and management philosophy, drawing inspiration from the teachings of Jack Welch. He has pursued blockchain technology studies at MIT Sloan School of Management, learning from the economics scholar, Professor Christian Catalini.

The Offering

Terms of Securities Offering

The Company, as part of the Regulation Crowdfunding raise will be offering up to 1,694,915 shares of Common Stock.

Target number of securities being offered	3,390
Price	$2.95 per share
Target offering amount	$10,000
Oversubscriptions	The company will only accept the maximum offering amount.
Maximum offering amount	$5,000,000
Deadline to reach the target offering amount	June 31, 2024
Bonus shares offered	At $5,000, $10,000, and $25,000 breakpoints

Additional Tiered Benefits

The Company is offering the following tiered benefits to qualifying investors:

$5,000 Tier: a) 5% share bonus on the investment; b) early email notifications about bonus-eligible launches; and c) priority on waitlists for investing in oversubscribed companies.

$10,000 Tier: a) 10% share bonus on the investment; b) early email notifications about bonus-eligible launches; c) exclusive access to the CEO on investor calls; d) investor memorabilia; and e) priority on waitlists for investing in oversubscribed companies.

$25,000 Tier: a) 20% share bonus on the investment; b) early email notifications about bonus-eligible launches; c) access investor calls and product updates; d) investor memorabilia; e) riority on waitlists for investing in oversubscribed companies; and f) invitation as a VIP to TradeAlgo Live.

Voting Rights and Limitations

VOTING RIGHTS

Although investors will be owners of the Company, they will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Principal shareholder will control all aspects of the Company's business. For all practical purposes investors will be passive Investors.

LIMITATIONS ON ANY VOTING RIGHTS

Investors in Common Shares will have voting rights but the Shares are subject to a proxy agreement imbedded into the subscription agreement whereby Principal Security Holders will control all of the voting power. The practical affect is that Stockholders will have no voting power.

RIGHTS OF SECURITIES HOLDERS

Principal Security Holders have a majority of the voting equity of the Company. Accordingly, the Principal Security Holders have the sole ability to control the day-to-day operations of the Company, including additional financings. Shareholders have no ability to influence Company action.

RIGHTS AFFECTED

The Principal Security holders have the sole ability to control the day-to-day operations of the Company, including additional financings. Accordingly, Stockholders have no ability to influence Company action.

MODIFICATION OF TERMS

Upon a material change to the terms of this offering or to the information provided by the Company, Dalmore Group will send to any investor who has made an investment commitment notice of the material change and state that the investor's commitment will be canceled unless the investor reconfirms his or her investment commitment within five business days of receipt of notice.

Restrictions on Transfer

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred (i) to the issuer, (ii) to an accredited investor, (iii) as part of an offering registered with the U.S. Securities and Exchange Commission, or (iv) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company requires written consent in advance of any transfer. See the Subscription Agreement Appendix 2 for additional information.

Other Outstanding Securities

A total of 31,751,575 Shares of Common Stock were issued prior to this offering. A 4:1 stock split in April 2023, increased the issued and outstanding shares to 127,006,300.

Valuation of Securities Being Offered

PRE-MONEY VALUATION

$375,000,000

VALUATION DETAILS

The company determined the share price of its common stock in its Regulation CF offering based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. We pulled together data from SAAS (software as a service business') with similar growth trajectory as ours to establish a reference point from similar companies and their funding rounds. Previous sales prices of our capital stock were established by the company based on the best estimates of management, and are not based on historical financial results. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

Although valuations are highly speculative, we feel our valuation of $375,000,000 is generally fair in the marketplace considering our 2022 unaudited sales increase from Jan 1st 2022 to May 1st 2022. We have experienced dramatic growth in our subscriber base since our inception and have added an additional 2,000 sales of approximately $8mm between Jan 1, 2022 and May 1, 2022.

This valuation was calculated internally without the use of any formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The company has no preferred stock, options, warrants, other securities with a right to acquire shares or shares reserved for issuance under a company equity incentive plan.

Other Exempt Offerings

The Company has conducted two exempt offerings in reliance upon Regulation CF and one exempt offering in reliance upon Regulation D within the past three years. The Company is currently conducting a separate offering in reliance upon Regulation D 506(b).

According to the Company's audited financials $7,761,656 was raised through the sale of 30,305,575 Shares of Common Stock in 2021 and 2022. An additional $3,547,000 was raised through the sale of 4,446,000 Shares of Common Stock in 2023. A 4:1 split in April 2023 increased the shares to a total of 127,006,300.

Use of Proceeds

The Company desires to obtain funds from crowdfunding investments to accelerate growth, increase customer base, and invest in generative AI. The following table illustrates how the Company intends to use the net proceeds received through the Offering. Notwithstanding the chart below, The company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

	IF TARGET OFFERING AMOUNT		IF MAXIMUM OFFERING AMOUNT	
	$	%	$	%
Total Proceeds	**10,000**	**100%**	**5,000,000**	**100%**
Professional Services	10,000	100%	100,000	2%
Operations	0	0%	3,000,000	60%
Marketing	0	0%	500,000	10%
Research & Development	0	0%	200,000	4%

Inventory	0	0%	200,000	4%
Working Capital	0	0%	1,000,000	20%
Total Use of Net Proceeds	**10,000**	**0%**	**5,000,000**	**100%**

Professional Services: We will use the minimum funding goal amount to pay professionals, such as: legal advice, CPA, bookkeeping and HR fees.

Operations: The largest percentage of the proceeds will be used for operations such as inventory, licenses, engineering contractor invoices and supplies. Additionally, we may seek to open up new office locations in different regions.

Marketing: Generally speaking, we spend our budget on marketing to accelerate revenue growth. This capital raise will allow us to significantly expand our marketing efforts to attract new customers. We only deploy digital ads and carefully track all our customer acquisition costs.

Research and Development: We will spend the funds to explore new applications for mobile and VR/AR and artificial intelligence algorithms. We believe the metaverse and new platforms around VR will open up new opportunities for data analytics companies like ours.

Inventory: We plan to spend the funds on new data in the alternative data category to increase our product offerings. We seek to purchase new alternative data to expand our product lines. Alternative data is often difficult to build applications in the cloud because it requires a developer ecosystem, incentive structures and custom API's.

Working Capital: The funds deployed for working capital will assist in reaching our growth targets.

Company Employment: We generally anticipate using revenue from new customer acquisition to cover staff salaries and expand our team size.

Testing the Waters

The Company has not made use of written communication or broadcast script to test the waters.

Delivery of Securities

DELIVERING SECURITIES TO INVESTORS

The Company will work through Dalmore Group's FINRA compliant regulated broker dealer to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered through electronic transmission.

REMUNERATION FOR DALMORE GROUP

Remuneration for Dalmore Group is paid if this raise is successful in meeting its target amount. There is a $10,000 platform fee. Dalmore Group will be paid a flat 4% of the amount raised which is withdrawn directly from the escrow account before disbursing funds to the Company.

Risk Factors

Any investments in the company involves a high degree of risk and should only be made by investors who can afford the loss of their entire investment.

The purchase of securities is speculative and involves substantial risk. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The SEC requires the company to identify risks that are specific to its business and financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy are exposed to. These include risks relating to economic downturns, political and economic events, and more. Additionally, early-stage companies are inherently more risky than more developed companies. You should consider the general risks as well as specific risks when deciding to make an investment.

Economic Risk Factors

MARKET, INFLATION, AND INTEREST RATE

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly - creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs If you couple this rise in rates due to inflation, then the value of the dollars the company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that customers may be feeling the pinch and pull back from purchases.

FORCE MAJEURE

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company. While the equipment would be subject to insurance policies, during the construction period, and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project.

COVID-19

COVID-19 or similar public health emergencies may impact the Company's ability to fulfill contracts. Contractors, suppliers and access to building premises could experience delays or additional unexpected expenses. Vendors may experience unexpected financial difficulties given unemployment rates and illness amongst employees and thus default on or delay their contractual obligations which in turn would impact the Company's to meet its obligations. Suppliers and contractors in certain impacted industries may lose their jobs or remain unemployed, which could impact their ability to make payments or meet objectives.

Industry Risk Factors

FAILURE TO PROTECT PROPRIETY RIGHTS

If we fail to adequately protect our proprietary rights in our ratings algorithms and other proprietary technologies, our competitive position could be impaired and we may lose valuable assets, generate less revenue and incur costly litigation to protect our rights.

Our success is dependent, in part, upon protecting our proprietary technology, including our ratings algorithms. We expect to file for patent protection of our existing algorithms and for any similar technologies we develop in the future but there is no assurance that any patents ultimately will be issued. We also expect to file for copyrights, trademarks, service marks to protect our branding assets. We will continue to rely on trade secret laws and contractual provisions to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. Any patents issued in the future may not provide us with competitive advantages or may be successfully challenged by third parties. Any of our patents, trademarks, or other intellectual property rights may be challenged or circumvented by others or invalidated through administrative process or litigation. There can be no guarantee that others will not independently develop similar products, duplicate any of our products, or design around our patents. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Failure to adequately protect our intellectual property could harm our brand, devalue our proprietary content, and affect our ability to compete in the marketplace, which could have a material adverse effect on our business, financial condition or results of operations.

SENSITIVE DATA LIABILITY

We could face liability for the information and data we collect and distribute or the reports and other documents produced by our software products. We may be subject to claims for securities law violations, defamation (including libel and slander), negligence, or other claims relating to the information we publish, including our research, rankings and ratings. For example, investors may take legal action against us if they rely on published information that contains an error, or a company may claim that we have made a defamatory statement about it or its employees. Despite disclaimers on our website that notify users of our platform that the information we publish is solely for informational purposes and that our qualitative and quantitative ratings should not be considered as investment recommendations, there is the risk that subscribers may pursue claims against us for losses that may have some connection to our products under various legal theories, including violations of securities laws. We could also be subject to claims based on the content that is accessible from our website through links to other websites. We rely on a variety of third-party sources as the original sources for the information we incorporate in our published data. Accordingly, in addition to possible exposure for publishing incorrect information that results directly from our own errors, we could face liability based on inaccurate data provided to us by others.

Any claims against us, whether meritorious or not, could result in substantial costs and may divert management's attention and resources, which might seriously harm our business, overall financial condition, and operating results and may damage our reputation and brand. In addition, an adverse outcome in any such proceeding could involve substantial awards against us. If any of these legal proceedings were to be determined adversely to us, or we were to enter into a settlement arrangement, we could be exposed to monetary damages or limits on our ability to operate our business, which could have an adverse effect on our business, financial condition and operating results.

FAILURE TO STAY COMPETITIVE

The markets in which we participate are competitive, and if we do not compete effectively, our operating results could be harmed. We believe that we are the first organization to offer research, analytics tools and ratings for the online private markets. We also believe that the market for our products will continue to grow and that the growth of the market will prompt other companies to develop and market products such as those we offer. We expect that our competitors may range from start-up organizations to large financial services institutions that internally develop products that compete with our products directly or that are superior to ours.

We expect that many of our potential competitors will have greater name recognition, longer operating histories, more established customer relationships, larger marketing budgets, and greater resources than us. These competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, and customer requirements.

For these reasons, we may not be able to compete successfully against our future competitors, which would harm our business, operating results and financial condition.

DEPENDENCE ON STRATEGIC PARTNERSHIPS

Our growth will depend, in part, on our entry into strategic partnerships with financial services institutions and other financial professionals. One of growth strategies entails entering into partnerships or other arrangements with financial services institutions and other financial professionals that will make our products available to their customers. We expect that establishing strategic partner relationships with financial services institutions will require extensive sales efforts, with little predictability as to whether a relationship develops. Our small size and short operating history may prove to be impediments to these organizations entering into agreements with us. We also may face competition for strategic partnerships with financial services institutions and these organizations may favor our competitors' products or services over our platform. Further, financial services institutions that we expect to target have significantly greater resources than we do and could choose to develop their own solutions and compete with our products directly. Moreover, certain financial services institutions may elect to focus on other market segments. If we are unsuccessful in establishing relationships with strategic partners, our subscriber may not grow as quickly as we expect or at all and our business and results of operations may suffer.

SERVICE INTERRUPTIONS

Interruptions or delays in the services provided by internet service providers could impair the delivery of our products and our business could suffer.

We host our platform using third-party cloud infrastructure services. We therefore depend on our third-party providers' ability to protect their data centers against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. Our operations depend on protecting the cloud infrastructure hosted by such providers by maintaining their respective configuration, architecture, and interconnection specifications, as well as the information stored in these virtual data centers and transmitted by third-party internet service providers. We cannot assure you that we will not experience interruptions or delays in our service. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the data storage services we use. Any prolonged service disruption affecting our platform for any reason could damage our reputation with current and potential subscribers, cause us to lose subscribers, or otherwise harm our business. Currently, we do not have insurance that covers interruptions to our business as a result of third-party failures.

Our platform is accessed by many subscribers, often at the same time. As we continue to expand the number of our subscribers and products available to our subscribers, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of data centers, internet service providers, or other third-party service providers to meet our capacity requirements could result in interruptions or delays in access to our platform or impede our ability to grow our business and scale our operations. If our third-party infrastructure service agreements are terminated, or there is a lapse of service, interruption of internet service provider connectivity, or damage to data centers, we could experience interruptions in access to our platform as well as delays and additional expense in arranging new facilities and services.

We operate in an emerging and evolving market, which may develop more slowly or differently than we expect. If our market does not grow as we expect, or if we cannot expand our platform to meet the demands of this market, our revenue may decline or fail to grow, and we may incur additional operating losses.

FAILURE TO RESPOND TO TECHNOLOGICAL CHANGE

Failing to respond to technological change, keep pace with new technology developments, or adopt a successful technology strategy may negatively affect our competitive position and business results.

We believe the technology landscape has been changing at an accelerating rate over the past several years. Changes in technology are fundamentally changing the ways investors access data and content. Examples include the shift from local network computing to cloud-based systems, the proliferation of wireless mobile devices, rapid acceleration in the use of social media platforms, the dissemination of data through application programming interfaces (APIs) that permit real-time updating rather than raw data feeds, and the proliferation of machine learning and other artificial intelligence technologies. While some changes in technology may offer opportunities for us, we cannot guarantee that we will successfully adapt our product offerings to meet evolving customer needs. If we fail to develop and implement new technology rapidly enough, we may sacrifice new business opportunities or renewals from existing customers. We may also incur additional operating expenses if major software projects take longer than anticipated. Our technology is also heavily dependent on the quality and comprehensiveness of our data and our ability to successfully build analytics, research, and other intellectual property around that data. Our competitive position and business results may suffer if we fail to develop new technologies to meet customer demands, if our execution speed is too slow, if we adopt a technology strategy that does not align with changes in the market, or if we fail to realize the value and potential of our data assets.

Company Risks Factors

LIMITED OPERATING HISTORY

The Company and its business plans, the contractual relationships required, and other components that will make the Company a success are continuing to be developed, in part, with the proceeds of the Offering. The Company, which was organized in 2021 has limited operational history. The likelihood of success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development, regardless of the experience of the management team. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

NECESSITY FOR NEW SUBSCRIBERS

If we are unable to attract new subscribers or convert free tier subscribers into paying subscribers, our revenue growth and operating results will be adversely affected. To increase our revenue, we must continue to attract new paid subscribers. As our industry evolves and new companies enter the market with new product and service offerings, or competitors introduce lower cost or differentiated products or services that are perceived to compete with our products, our ability to grow our subscriber base could be impaired. Similarly, subscriptions could be adversely affected if subscribers perceive that alternative products render our products obsolete or reduce the need for our products or if they prefer to use products offered by other companies.

One of our marketing strategies is to offer a free entry level tier to our platform to generate interest in the paid subscription tiers. Many of our subscribers start by subscribing for our free tier service. Converting these subscribers to paid subscribers often requires follow-up and engagement. Most free tier subscribers never convert to a paid subscription. As a result of these and other factors, we may be unable to attract new paying subscribers, which would have an adverse effect on our business, revenue, gross margins, and operating results.

RETENTION OF CURRENT SUBSCRIBERS

If we are unable to retain our current subscribers or sell paid tier products to them, our revenue growth will be adversely affected. To increase our revenue, in addition to acquiring new subscribers, we must continue to retain existing subscribers and convince them to subscribe and pay for paid tiered products. Our ability to retain our subscribers and convert them to paid tier subscribers could be impaired for a variety of reasons, including customer reaction to changes in the pricing of our products or the other risks described in this offering circular. As a result, we may be unable to retain existing subscribers or convert them to paid tier subscribers of our platform, which would have an adverse effect on our business, revenue, gross margins, and other operating results.

Our subscribers have no obligation to renew their subscriptions for our products after the expiration of their subscription period. For us to improve our operating results, it is important that our subscribers continue to maintain their subscriptions on the same or more favorable terms. We cannot accurately predict renewal or expansion rates given the diversity of our customer base. Our renewal and expansion rates may decline or fluctuate as a result of several factors, including world, national and local economic factors, customer satisfaction with our products, pricing changes, competitive conditions and factors. If our paid subscribers do not renew their subscriptions, or if they elect to renew at lower tiers at lower tier pricing, our revenue and other operating results will decline and our business will suffer.

FAILURE TO SCALE BUSINESS AND MATCH GROWTH

We may not be able to scale our business quickly enough to match the growth of our subscriber base, and if we are not able to scale our business efficiently, our operating results could be harmed.

As usage of our platform grows and in anticipation of partnering with financial services institutions, we will need to devote additional resources to improving and maintaining our infrastructure and computer network and integrating with third-party applications to maintain the performance of our platform. In addition, we will need to appropriately scale our internal business systems to serve our growing customer base. Any failure of or delay in these efforts could result in service interruptions, impaired system performance, and reduced customer satisfaction, resulting in decreased sales to new subscribers, lower subscription renewal rates by existing subscribers and impairing our ability to partner with large institutions, each of which could hurt our revenue growth. If sustained or repeated, these performance issues could reduce the attractiveness of our products to subscribers and could result in lost customer opportunities and lower renewal rates, any of which could hurt our revenue growth, customer loyalty, and our reputation. Even if we are successful in these efforts to scale our business, they will be expensive and complex, and require the dedication of significant management time and attention. We cannot be sure that the expansion and improvements to our internal infrastructure will be effectively implemented on a timely basis, if at all, and such failures could adversely affect our business, operating results and financial condition.

FAILURE TO EXPAND SALES AND MARKETING

Failure to Expand Sales and Marketing Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products.

Our ability to increase subscribers and enter into strategic relationships with financial services institutions will depend to a significant extent on our ability to expand our sales and marketing efforts and to deploy our sales and marketing resources efficiently. We plan to continue expanding our direct-to-retail investors efforts and to begin focusing on identifying and entering into agreements with strategic partners. We currently dedicate significant resources to sales and marketing programs, including digital advertising through services such as Google AdWords and expect to incur increasing costs for such programs in the future. Our business and operating results will be harmed if our sales and marketing efforts do not generate significant increases in revenue. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop, integrate, and retain talented and effective sales personnel, if our new and existing sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs and advertising are not effective.

KEY PERSONNEL

The Company is very dependent on its founder and key personnel. If anything catastrophic were to happen to the Company's founder, the future of the Company may be compromised. The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees. To be successful, the Company needs people to run the day-to-day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance, legal, and other areas. The Company may not be able to locate these personnel when needed. The Company may make hiring mistakes. Not attracting the right personnel or making hiring mistakes could adversely affect the business, financial condition, and operating results. Competition for highly skilled personnel is frequently intense.

COMPETITION

There is the threat of competition, as it is possible that other companies may target the same markets and customers that the Company intends to. Competitions may lead to a decrease in expected sales and increase in costs to acquire customers if such competitors are able to achieve similar pricing and performance measures.

HISTORY OF LOSSES

The Company has a history of financial losses and may not attain profitability. If the Company does not achieve or sustain profitability in the future, it may be unable to continue its operations or operate as a going concern. The Company has incurred net losses since its formation. After the Offering, the Company may continue to incur significant operating losses and negative cash flows in the future. The Company may not attain profitability. Even if the Company does attain profitability, it may not be able to sustain it in the future.

LEGAL

The Company may be subject to lawsuits and litigation in the future. Even if the Company is successful in defending any claims made against it, the costs of defending against such claims would drain the Company's resources. This could delay or prevent the Company from achieving profitability and impact its ability to obtain financing to fund its operations in the future or to attract an acquiring Company.

BUSINESS PROJECTIONS

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for the product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

VALUATION DIFFICULT TO ASSESS

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

LIMITED TRANSFERABILITY OF THE SECURITIES

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

ILLIQUID INVESTMENT

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

FUTURE FINANCING

The Company anticipates needing access to credit in order to support working capital requirements. It is possible the Company will be forced to raise additional capital, modify growth plans or take other actions. Issuing more equity may require bringing on more investors and securing more investors could require pricing our equity below its current price. If so, your investment could lose value as a result of additional dilution. In addition, even if the equity is not priced lower, your ownership percentage could decrease with addition of more investors.

TERMS OF SUBSEQUENT FINANCINGS MAY ADVERSELY IMPACT YOUR INVESTMENT

We will need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

MANAGEMENT DISCRETION AS TO USE OF PROCEEDS

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and will have broad discretion in doing so.

PROJECTIONS: FORWARD LOOKING INFORMATION STATEMENTS

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which n1anagement believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

SOME PRODUCTS ARE STILL PROTOTYPES

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

MINORITY HOLDERS: SECURITIES WITH NO VOTING RIGHTS

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

THE OFFERING ALLOWS ROLLING CLOSINGS

Once we meet our target amount for this offering, we may request that the broker dealer instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncomn1on for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C, with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

TRADEMARKS, COPYRIGHTS AND OTHER INTELLECTUAL PROPERTY

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

COPYRIGHT LITIGATION

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the n1arket. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

SPECULATIVE

The Company's business objectives must be considered highly speculative, and investing is speculative, involves a high degree of risk, and is suitable only for persons who are able to assume the risk of losing their entire investment. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. Each prospective investor should consult with his/her/its attorneys, accountants, and business advisors prior to making an investment.

NO TAX ADVICE

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

UNDERCAPITALIZATION

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment. As a result, precisely planning the Company's expected financial results is difficult and impacts its forecasted need for capital.

POSSIBLE DILUTION

The majority shareholder and sole director may issue additional shares to himself without an associated capital contribution which would dilute the share ownership of investors and decrease share value.

RISKS RELATED TO MINORITY OWNERSHIP FACTORS

Investors in this offering will not have an input on decisions made by the Board and/or the Principal Shareholders. Investors in this offering may have less rights than other investors.

RISKS RELATED TO CERTAIN CORPORATE ACTIONS

Events such as; corporate reorganization, merger, acquisition, additional issuances of securities, and share repurchases, may disproportionately affect minority shareholders. The effects may include the dilution of the value of shares, and the loss of the holder's voting rights, if any were available, and others.

CANCELLATION RESTRICTIONS

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

LIMITED DISCLOSURE

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

POSSIBILITY OF FRAUD

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

In addition to the risks listed above, risks and uncertainties not presently known, or which we consider immaterial as of the date of this Form C, may also have an adverse effect on our business and result in the total loss of your investment.

Investing Process

To invest in an offering, Investors must go to Dalmore Group's platform. Dalmore Group collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-US residents may not be able to participate in the Offering due to local securities laws.

You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Securities, an independent escrow agent, during the raise.

Subscription Agreement

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the Terms of the investment attached as Appendix 2 to the Subscription Agreement. It is a two-way agreement between the issuer to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is canceled.

Progress During an Offering

Dalmore Group investor marketplace will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Dalmore Group.

Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target

Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

Cancellation

Investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline (Close date) of the Offering period. The Close date can be found in the Offering materials and on the Issuer's Offering page on Dalmore Group's portal. For example, if the deadline is Dec 24th, you can cancel until Dec 22 at 11:59 PM EST. Once within the 48 hours of the Close date, you can no longer cancel your investment commitment, even if your investment commitment was submitted within the 48 hour time period.

CANCELLATION PROCESS

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require and extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made of the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

You cancel your investment commitment directly on the Dalmore Group portal. If you need any assistance at any point, please reach out to the Dalmore Group team at support@dalmoregroup.com.

CANCELING A COMMITMENT TO PURCHASE

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

The Close date can be found in the Offering materials and on the Issuer's Offering page.

You cancel your investment commitment directly on the Dalmore Group portal.

Related Party Transactions

A related party is defined as: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

There are no related transactions between the Company and a related party over the past 12 months.

Financial Condition

This section contains certain forward-looking financial statements and/or projections. Actual results could differ materially from those projected in such forward-looking statements and projections as a result of various factors, including the risks typically associated with this type of enterprise and changes in the market. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements and projections that may be made to reflect events or circumstances that occur after the date of this offering statement or to reflect the occurrence of any unanticipated events.

Operating History

The Company, which was organized in 2021 has limited operational history.

Current Condition and Historical Results

Audited financials of the Company in 2022 showed an increase in cash on the balance sheet and an increase in net revenue. In the calendar year 2021, the Company's net revenue stood at $3,291.00. In 2022, the revenue increased to $9,499,858.00.

PRE-RAISE LIQUIDITY

The proceeds from the Offering are essential to continued operations. We plan to use the proceeds of this offering as set forth above under the section titled "Use of Proceeds," which is an indispensable element of our business strategy. The Company currently has little cash and current assets and is expected to use all of it in the near future.

POST-RAISE LIQUIDITY

We anticipate the capital from this Offering to last a minimum of two years. Changing business strategies could make it last much longer, or shorter. Proceeds from the Offering will greatly enhance our liquidity position and will enable us to continue operations, expand our services, and grow the Company.

CAPITAL RESOURCES

The Company has no debt financing and has not sought any grants. We rely on capital infusions from investors and pre-sales. The Company has derived much of its revenue from pre-sales which has proven to be a source of working capital. The current assets and future investment are necessary to support the growth that the Company is projecting.

DEPENDENDANCY ON THE OFFERING

The Company's viability depends upon near-term sales that demonstrate to investors that the projected growth is achievable. Since the Offering provides funds to accelerate the sales of the Company's products, it contributes to the Company's viability.

Financial Statements and Operation Discussion

	MOST RECENT FISCAL YEAR-END (2022 AUDITED)	PRIOR FISCAL YEAR-END (2021 AUDITED)
Total Assets:	$ 3,974,565	$ 78,105
Cash & Cash Equivalents:	$ 2,566,782	—
Accounts Receivable:	—	$ 179,070
Short-term Debt:	$69,415	—
Long-term Debt:	$9,711,044	$ 290,431
Revenues/Sales:	$9,499,858	$ 3,291
Cost of Goods Sold:	—	$ 8,700
Taxes Paid:	—	—
Net Income:	$(13,269,604)	$(12,327)

Outstanding Indebtedness

The Company has no outstanding material debts. However, the Company has significant deferred revenue that represents a prepayment by its customers for goods or services that have yet to be delivered. Deferred revenue is a liability on a company's balance sheet.

Financial Statements

See Appendix 1.

Forward-Looking Statements

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Additional Information

Involvement in Legal and Regulatory Proceedings

A background check was performed on the Company and covered person(s) and the review indicates that TA Fintech Inc. and Jonathon Stone is likely not disqualified from relying on registration exemption under Regulation CF.

Other Material Information

The Company initiated a 4:1 forward stock split in April 2023.

Appendix 1 – Financial Statements

TA Fintech, Inc.

Independent Accountant's Audit Report Together with Financial Statements

As of December 31, 2022

ABDI SHEIKH-ALI, CPA, PLLC

A Professional Services Firm

TA Fintech, Inc.
Table of Contents

Page

Abdi Sheikh-Ali, CPA, PLLC

450 Century Parkway, Suite 250   Tel. (972) 217-4646
Allen, Texas 75013   Fax. (972) 217-4645
www.abdisheikh.com   cpa@abdisheikh.com

_____

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Management of
TA Fintech, Inc:

Opinion

We have audited the accompanying financial statements of TA Fintech, Inc. which comprise of the statement of financial condition as of December 31, 2022, and the related statements of operations, cash flows, and changes in shareholders' equity for the year-to-date period then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements presently fairly, in all material respects, the financial position of TA Fintech, Inc.as of December 31, 2022 and the results of its operations and cash flows for the year-to-date period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis of Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the financial statements section of our report. We are required to be independent of TA Fintech, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about TA Fintech, Inc.'s ability to continue as a going concern for a period of one year from the date that the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but not absolute assurance, and therefore is not a guarantee that an audit conducted in accordance with Generally Accepted Auditing Standards (GAAS) will always detect a material misstatement when it exists.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

➢ Exercise professional judgment and maintain professional skepticism throughout the audit.

➢ Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

➢ Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of TA Fintech, Inc.'s internal control. Accordingly, no such opinion is expressed.

➢ Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

➢ Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about TA Fintech, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control—related matters that we identified during the audit.

Going Concern

As discussed in Note 4, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company become unable to continue as a going concern.

May 26, 2023
Allen, Texas

TA Fintech, Inc.
Statement of Financial Condition
As of December 31, 2022

ASSETS

Cash and cash equivalents	$	2,566,782
Refundable deposits		75,000
Intangible assets - net of amortization		1,332,783
Total assets	**$**	**3,974,565**

LIABILITIES

Accounts payable	$	14,683
Credit cards payable		54,732
Due to related parties		803
Deferred revenue		9,711,044
Total liabilities	$	9,781,262

SHAREHOLDERS' EQUITY

Common stock, par value $0.001, 100,000,000 authorized, 30,305,575 issued and outstanding	$	30,306
Additional paid-in-capital		7,716,350
Retained earnings (deficit)		(13,553,353)
Total shareholders' equity	$	(5,806,697)
Total liabilities and shareholders' equity	**$**	**3,974,565**

TA Fintech, Inc.
Statement of Operations
For the year ended December 31, 2022

REVENUE

Subscription revenue	$	9,499,858
Total revenue	**$**	**9,499,858**
Advertising and marketing	$	8,433,091
Automobile expenses		502
Bank service charges		183,680
Computer and internet expenses		1,567
Contract labor		7,459,978
Dues and subscriptions		2,274,160
Equipment rental		1,759
General and administrative expenses		9,813
Legal and professional fees		76,833
License, permits, and local taxes		450
Meals and entertainment		147,342
Miscellaneous expenses		957
Office expense		62,375
Office supplies		119,047
Organizational costs		44,803
Postage and delivery		64
Printing and reproduction		74
Rent expense		154,897
Sales commissions		92,572
Software development costs		3,600,274
Supplies		7,192
Telephone and communication		64,875
Training and staff development		5,954
Travel expenses		23,202
Utilties		4,001
Total operating expenses	**$**	**22,769,462**
Operating income (loss)	**$**	**(13,269,604)**

OTHER INCOME

Prior period adjustment	$	39,999
Total other income	**$**	**39,999**
Earnings before interest, taxes, depreciation, and amortization (EBITDA)	**$**	**(13,229,605)**

OTHER (EXPENSE)

Amortization expense	$	(311,017)
Interest expense		(404)
Provision for income taxes		-
Total other (expense)	**$**	**(311,421)**
Net income (loss)	**$**	**(13,541,026)**

See accompanying footnotes and accountant's report

TA Fintech, Inc.
Statement of Cash Flows
For the year ended December 31, 2022

Cash flows from operating activities

Net investment income (loss)	$	(13,541,026)

Adjustments to reconcile Change in net assets
to net cash provided by operating activities:

Amortization expense		311,017
Decrease (increase) in due from related parties		179,070
Decrease (increase) in prepaid expenses		87,328
Decrease (increase) in refundable deposits		(75,000)
Increase (decrease) in due to credit cards payable		54,732
Increase (decrease) in due to accounts payable		14,683
Increase (decrease) in deferred revenue		9,420,612
Increase (decrease) in due to related parties		803
Net cash provided (used) by Operating activities	**$**	**(3,547,781)**

Cash flows from investing activities

Decrease (increase) in intangible assets	$	(1,643,799)
Net cash provided (used) by Financing activities	**$**	**(1,643,799)**

Cash flows from financing activities

Capital contributions	$	7,746,656
Net cash provided (used) by Financing activities	**$**	**7,746,656**

Net increase (decrease) in cash	**$**	**2,555,076**
Cash at beginning of period	**$**	**11,706**
Cash at end of period	**$**	**2,566,782**

Supplemental disclosure of cash flow information

Cash paid during the year for interest	**$**	**404**

TA Fintech, Inc.
Statement of Changes in Shareholders' Equity
For the year ended December 31, 2022

Description	Common Stock		Total	
	Number of Shares		**Amount**	
Shareholders' Equity at December 31, 2021	**15,000,000**	**$**	**(12,327)**	
Capital contributions	15,305,575	$	7,746,656	
Capital distributions	-		-	
Syndication costs	-		-	
Net income (loss)	-		(13,541,026)	
Shareholders' Equity at 12-31-2022	**30,305,575**	**$**	**(5,806,697)**	

TA Fintech, Inc.
Notes to Financial Statements - as of December 31, 2022

1.   Nature of Operations

TA Fintech, Inc. (the "Company") is a newly formed corporation organized in the State of Delaware on September 24, 2021. The Company was founded to provide a subscription-based analytics platform that facilitates its subscribers to harness the power of big data technology to level the field of investing in the stock market.

2.   Significant Accounting Policies

a.   Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP) as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("FASB ASC"). The Company has adopted a calendar year-end.

b.   Cash & Cash Equivalents

Cash & cash equivalents include cash in bank accounts and highly liquid debt instruments purchased with an original maturity of three months or less.

c.   Startup Costs

In accordance with GAAP, the Company classifies its startup costs into two categories: (a) organization costs and (b) deferred offering costs. Organization costs are expensed as incurred and deferred offering costs, which consist of certain costs incurred in connection with investment offering, are capitalized and amortized over a 12-month period. For the year ended December 31, 2022, the Company incurred $44,803 in organization costs and no deferred offering costs.

d.   Concentration of Credit Risk

The Company maintains cash with a U.S. based financial institution. The Federal Deposit Insurance Corporation (FDIC) insures the total deposits at this institution up to $250,000 per depositor. At times, the balance at the financial institution exceeds the insured limit.

e.   Property, Plant, & Equipment

The Company follows the practice of capitalizing all expenditures for property, furniture, fixtures, equipment, and leasehold improvements in excess of $5,000. Depreciation of all such items is computed on a straight-line basis over the estimated useful lives of the assets which generally are as follows:

Buildings	39 years
Building improvements	15- 39 years
Furniture and equipment	5 – 7 years
Software	5 years
Vehicles	5 years
Leasehold improvements	life of lease or useful life (whichever is shorter)

The Company did not have any property, plant, and equipment as of December 31, 2022.

f.   Refundable Deposits

Refundable deposits consist of a $75,000 wire transfer received from an identified source. The Company is in the process of identifying the purpose and source of the wire transfer and consequently refunding it.

g.   Income Taxes

The Company is a newly incorporated corporation which is a C-corporation for tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense. For the year ended December 31, 2022, the Company had a net loss and as such has made no provision for income taxes in the accompanying financial statements and plans to carry forward any net operating losses to future periods. The Company is subject to franchise and income taxes in the State of Delaware. The Company addresses uncertain tax positions in accordance with ASC Topic 740, Income Taxes, which provides guidance on the recognition, measurement, presentation, and disclosure of uncertain tax positions in the financial statements. Management has not identified the existence of any uncertain tax positions.

TA Fintech, Inc.
Notes to Financial Statements - as of December 31, 2022

h.   Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles at times requires the use of management's estimates. Actual results could vary from these estimates.

i.   Intangible Assets

Intangible assets consist of intangible assets purchased from a related party in late 2021. The purchased intangible assets consist of brand name, domain name, and intellectual property. Although the Company initially recorded the purchase for $1, it subsequently revised the value of the transaction to $40,000 to better reflect the fair market value of the acquired assets. In accordance with GAAP, the Company amortizes the cost of intangible assets in a straight-line method over 15 years. As such, the Company has recorded $2,666 in amortization expense leaving the intangible assets at December 31, 2022 at $37,334, net of accumulated amortization.

j.   Software Development Costs

In accordance with ASC 985-20, the Company amortizes capitalized software development costs for externally marketed software when the product is made available for release to its customers. The capitalized software costs are amortized on a product-by-product basis and the annual amortization is the greater of **(a)** the ratio that the current gross revenue for a product bear to the total of current and anticipated future gross revenue for that product and **(b)** the straight-line method over the remaining economic life of the product including the current reporting period. As such, for the year ended December 31, 2022, the Company has capitalized $1,603,800 of software development costs that are sold to its customers. The Company found the straight-line method to be the greater amortization expense and has consequently recorded $308,351 in amortization expense in connection with its capitalized software development costs.

k.   Advertising Costs

The Company expenses advertising costs as they are incurred. The Company incurred $8,433,091 in advertising expenses for the year ended December 31, 2022.

l.   Related Party Transactions

The Company occasionally incurs expenses that are paid in advance by the principal owner of the Company. Consequently, as of December 31, 2022, the Company recorded a net $803 in Due to Related Parties liability in the accompanying Statement of Financial Condition.

m.   Shareholders' Capital

The Company is legally authorized to issue 100,000,000 shares of common stock and is pursuing offerings pursuant to Regulation Crowdfunding ("Reg CF") and Regulation A ("Reg A") under the Securities Act and is selling the shares directly to investors and not through registered broker-dealers who are paid commission. The maximum amounts that can be raised through Reg CF and Reg A (Tier 2) offerings are $5,000,000 and $75,000,000, respectively. The investors who contribute capital to the Company shall, upon acceptance of their subscriptions, become common stock shareholders in the Company. The par value of the common stock is $0.001 and as of December 31, 2022, 30,305,575 shares of common stock were issued and outstanding.

n.   New Revenue Standard

On May 28, 2014, the FASB issued a new revenue standard, *ASC 606, Revenue from Contracts with Customers* which replaced various GAAP revenue recognition requirements and provided a single revenue recognition model or framework for recognizing revenue from contracts with customers. Since the new revenue standard is effective for this period, the Company has adopted the revenue standard and as such has taken into account the recognition of revenue when or how a performance obligation is met. Below is a list of the Company's revenue stream(s) accounted for under the new revenue standard:

Software Subscription Fees: The Company earns revenue from its subscription-based analytics platform software. The subscription revenue fees vary depending on the term of the subscription from 1 to 2 years. When the fees are initially received, they are recognized as deferred revenue (a liability) and subsequently and periodically the liability is reversed and recognized as the revenue is earned.

o.   Deferred Revenue

The Company records deferred revenue for the unearned revenue proceeds received for the subscriptions. As of December 31, 2022, deferred revenue amounted to $9,711,044.

p.   Research and Development Costs

In accordance with GAAP, the Company expenses research and development (R&D) software costs in the pre-coding stage and the implementation stage (e.g., software is live and being utilized). Software costs incurred are capitalized in the application development stage (coding stage) and treated as intangible assets (see *Note 2j*). Conversely, R&D costs incurred in the implementation stage are expensed and are recorded under Software Development Costs in the accompanying Statement of Operations.

q.   Prior Period Adjustment

As noted in Note 2i, the Company initially recorded the purchase of intangible assets consisting of a brand name, domain name, and intellectual property for only $1, but it subsequently revised the value of the transaction to $40,000 to better reflect the fair market value of the acquired assets. The $39,999 prior period adjustment income recognized in the year ended December 31, 2022 reflects this change in accounting estimate.

r.   Subsequent Events

The Company's management has evaluated subsequent events and transactions for potential recognition or disclosure through May 26, 2023, the date that the financial statements were available to be issued. On March 24, 2023, a resolution from the Company's board of directors authorized changes to the number of authorized shares and approved a Forward Stock Split. The authorized shares of the Company will be modified to 800,000,000 shares of common stock with a par value of $0.001 per share. All holders of shares of common stock shall be identical with each other in every respect. Upon the effective filing of this Certificate of Amendment to the Certificate of Incorporation, each one (1) share of the Corporation's common stock that is issued and outstanding or held by the Corporation as treasury stock immediately prior to the Effective Time (which shall include each fractional interest in Common Stock in excess of one (1) share held by any stockholder), is and shall be subdivided and reclassified into four (4) fully paid, nonassessable shares of common stock (or, with respect to such fractional interests, such lesser number of shares as may be applicable based upon such four-for-one (4-for-1) ratio) (the "Forward Stock Split"). Each certificate that immediately prior to the Effective Time represented shares of common stock ("Old Certificates") shall thereafter represent that number of shares of Common Stock into which the shares of common stock represented by the Old Certificate shall have been subdivided and reclassified. The authorized number of shares, and par value per share of common stock shall not be affected by the Forward Stock Split.

3.   Risk and Uncertainties

The management of the Company seeks investment opportunities that offer the possibility of attaining substantial capital appreciation and\or residual income from its business. Certain events particular to the industry in which the Company invests, as well as general economic, political conditions, or the coronavirus ("COVID-19") pandemic may have a significant negative impact on the Company's operations and profitability. Additionally, the Company is subject to changing regulatory and tax environments. Such events are beyond the Company's control, and the likelihood that they may occur cannot be predicted.

TA Fintech, Inc.
Notes to Financial Statements - as of December 31, 2022

4.   Going Concern

These financial statements are prepared on a going concern basis. The Company commenced operations less than two years ago and as such has and will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from its proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm its business, financial condition and operating results. The accompanying financial statements do not take into account any adjustments that could result from these uncertainties.

TA Fintech Inc.

FINANCIAL STATEMENTS
FROM INCEPTION (SEPTEMBER 24, 2021) YEAR ENDED DECEMBER 31, 2021
(AUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
TA Fintech Inc.
Dover, Delaware

Opinion

We have audited the financial statements of TA Fintech Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and the related statements of operations, changes in stockholders' equity, and cash flows for the period from Inception (September 24, 2021) to December 31, 2021, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and the results of its operations and its cash flows for the period from Inception (September 24, 2021) to December 31, 2021 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 22, 2022
Los Angeles, California

As of December 31,		2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	-
Cash, restricted		11,706
Due from related party		179,070
Prepaids and other current assets		87,328
Total current assets		**278,104**
Intangible assets, net		1
Total assets	$	**278,105**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Deferred revenue	$	290,431
Total current liabilities		**290,431**
Total liabilities	$	**290,431**
STOCKHOLDERS' EQUITY		
Common Stock, par value $0.0001 15,000,000 shares authorized, 15,000,000 issued and outstanding		15,000
Subscription receivable		(15,000)
Retained earnings/(Accumulated Deficit)		(12,327)
Total stockholders' equity		**(12,327)**
Total liabilities and members' equity	$	**278,104**

See accompanying notes to financial statements.

Inception date (September 24, 2021)		2021
(USD $ in Dollars)		
Net revenue	$	3,291
Cost of goods sold		8,700
Gross profit		(5,409)
Operating expenses		
General and administrative		1,918
Sales and marketing		5,000
Total operating expenses		6,918
Operating income/(loss)		(12,327)
Interest expense		-
Other Loss/(Income)		-
Income/(Loss) before provision for income taxes		(12,327)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	$	**(12,327)**

See accompanying notes to financial statements.

TA FINTECH INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2021

(USD $ in Dollars, except per share data)	Common Stock Shares	Common Stock Amount	Accumulated deficit	Subscription receivable	Total Stockholders' Equity
Inception date (September 24, 2021)	-	$ -	$ -	$ -	$ -
Issuance of common stock	15,000,000	15,000	-	**(15,000)**	$ -
Net income/(loss)	-	-	(12,327)	-	$ **(12,327)**
Balance—December 31, 2021	**$ 15,000,000**	**$ 15,000**	**$ (12,327)**	**$ (15,000)**	**$ (12,327)**

See accompanying notes to financial statements.

As of December 31,		2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(12,327)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation and amortization		-
Changes in operating assets and liabilities:		
Due from related party		(179,070)
Prepaids and other current assets		(87,329)
Deferred revenue		290,431
Net cash provided/(used) by operating activities		**11,706**
CASH FLOW FROM FINANCING ACTIVITIES		
Change in restricted cash		(11,706)
Net cash provided/(used) by financing activities		**(11,706)**
Change in cash		-
Cash—beginning of year		-
Cash—end of year	$	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Conversion of debt into equity	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

TA Fintech Inc. was incorporated on September 24, 2021 ("Inception") in the State of Delaware. The financial statements of TA Fintech Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dover, Delaware.

The Company specializes in offering an analytics platform that harnesses the power of big data technology to level the field of investing for all.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Restricted Cash

Restricted cash includes amount that are reserved in the Company's account on Stripe. Stripe holds a certain percentage of revenue generated to cover any chargebacks and/or refunds. As of December 31, 2021, the amount of cash, held by Stripe was $11,706.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, the Company had no accounts receivable.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

On December 27, 2021, the Company entered into an Asset Purchase Agreement with a related company, JS Trading Enterprises Inc. Under the property bills of sale, TA Fintech Inc purchased the TradeAlgo brand name, domain name, processing accounts, and all intellectual property from JS Trading Enterprises Inc for one dollar ($1). JS Trading Enterprises Inc. is fully owned and operated by the majority shareholder of TA Fintech Inc.

The Company accounts for intangible assets (including trademarks and website) in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates. The Company did not record any impairment losses as of December 31, 2021.

The Company amortizes the cost of our intangible assets over the fifteen-year estimated useful life on a straight-line basis. Amortization expenses amounted to $0 for the for the year ending December 31, 2021.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

Identification of performance obligations in the contract: performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from offering an analytics platform that harnesses the power of big data technology to level the field of investing for all.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the year ended December 31, 2021, amounted to $5,000, which is included in sales and marketing expenses.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and New York. The Company has not yet filed its 2021 tax returns.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 22, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2021
Prepaid expenses	78,300
Deferred expenses	9,029
Total Other Current Assets	$ 87,329

The Company has recorded $78,300 of prepaid expenses for the year ending December 31, 2021. Prepaid expenses related to software subscription fees, which are paid monthly, for the subsequent month.

Current liabilities comprise primarily deferred income from the yearly subscriptions sold to customers. The Company will recognize the revenue of the deferred income based on services rendered throughout the year.

4. DEFERRED INCOME AND EXPENSES

The Company has recorded deferred income and expenses from the yearly subscriptions sold to customers. The Company will recognize the revenue of the deferred income and expenses based on services rendered throughout the year. As of December 31, 2021, the balance of deferred income was $290,431 and the balance of deferred expenses was $9,029.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common stock

The Company is authorized to issue 15,000,000 shares designated as a $0.001 par value Common Stock. As of December 31, 2021, 15,000,000 Common Shares have been issued and are outstanding.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, consists of the following:

As of Year Ended December 31,	2021
Net Operating Loss	$ (3,661)
Valuation Allowance	3,661
Net Provision for income tax	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021:

As of Year Ended December 31,	2020
Net Operating Loss	$ (3,661)
Valuation Allowance	3,661
Total Deferred Tax Asset	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $12,327. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulation as of December 31, 2021.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   RELATED PARTY TRANSACTIONS

On December 27, 2021, the Company entered into an asset purchase agreement with a related company, JS Trading Enterprises Inc. Under the property bills of sale, TA Fintech Inc purchased the TradeAlgo brand name, domain name, processing accounts, and all intellectual property from JS Trading Enterprises Inc for one dollar ($1). JS Trading Enterprises Inc. is fully owned and operated by the majority shareholder of TA Fintech Inc.

JS Trading Enterprises Inc. currently acts as merchant processors for TA Fintech Inc. All cash earned from subscription services get deposited into their bank account and disbursed to TA Fintech Inc. at the discretion of the Companies. As of the December 31, 2021, the due from Merchant Processor (JS Trading Enterprises Inc) was in the amount of $179,070.

9.   GOING CONCERN

These financial statements are prepared on a going concern basis. The Company registered on September 24, 2021 and only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 22, 2022, which is the date the financial statements were available to be issued.

On February 9, 2022, the Company amended its articles of incorporation to authorize the issuance of 100,000,000 shares of common stock at $0001 par value per share.

On February 21, 2022, the Company issued additional 28,332,000 shares at a $1.00 par value.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

Appendix 2 – Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

TA Fintech Inc.
401 Park Avenue S., Floor 10
New York, NY 10016

The undersigned understands that TA Fintech Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $5,000,000.00 of Common Stock (the "Securities") in a Regulation CF Offering (the "Offering"). This Offering is made pursuant to the Form C, dated July 28, 2023 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. **Subscription.** Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. **Description of Securities**. The Company is offering Common Stock at Two Dollars and Ninety-five cents ($2.95) per share. The Company is offering the following tiered benefits to qualifying investors:

    a) $5,000 Tier: (i) Earn a 5% share bonus on the investment; (ii) Get early email notifications about bonus-eligible launches; and (iii) Priority on waitlists for investing in oversubscribed companies.

    b) $10,000 Tier: (i) Earn a 10% share bonus on the investment; (ii) Get early email notifications about bonus-eligible launches; (iii) Exclusive access to the CEO on investor calls; (iv) Receive investor memorabilia and more; and (v) Priority on waitlists for investing in oversubscribed companies.

    c) $25,000 Tier: (i) Earn a 20% share bonus on the investment; (ii) Get early email notifications about bonus-eligible launches; (iii) Access investor calls and product updates; (iv) Receive investor memorabilia and more; (v) Priority on waitlists for investing in oversubscribed companies; and (vi) Invitation as a VIP to TradeAlgo Live.

3. **Proxy Voting**. The Subscriber to this Agreement hereby grants to Jon Stone, President and CEO of the TA Fintech, an irrevocable proxy to vote the shares received pursuant to this Agreement, and any other Common Stock owned, directly or indirectly, by the Subscribers in the election of the Directors of the Company and in any vote of stockholders, including, but not limited to, proposed changes of control, mergers and other similar extraordinary

transactions. The Proxy will be voted at the direction of the majority of the Board of Directors of the Issuer which may designate an individual who it selects to be granted the Proxy in the event that Jon Stone should be unable to vote the Proxy. This proxy shall terminate upon the public sale of the specific shares of the Issuer as to which this proxy applies.

4. **Acceptance of Subscription and Issuance of Securities.** It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

5. **Payment for Securities.** Payment for the Securities shall be received by North Capital Securities (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

6. **Representations and Warranties of the Company.** As of the Closing, the Company represents and warrants that:

   a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

   b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

   c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

   d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

7. **Representations and Warranties of the Undersigned.** The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

    i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

    ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

    iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

    iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

    i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

    ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

    iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, TA Fintech Inc. or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, TA Fintech Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, TA Fintech Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, TA Fintech Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

    iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

f) The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

g) The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or (B) make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

8. **Conditions to Obligations of the Undersigned and the Company.** The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

9. **Obligations Irrevocable.** Following the Closing, the obligations of the undersigned shall be irrevocable.

10. **Legend.** The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

11. **Waiver, Amendment.** Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. **Assignability.** Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

13. **Waiver of Jury Trial.** THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. **Dispute Resolution.**

a) General Rule. Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award. Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

15. **Governing Law.** This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

16. **Section and Other Headings.** The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

17. **Counterparts.** This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. **Notices.** All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	401 Park Avenue S., Floor 10 New York, NY 10016 E-mail: jon.stone@tradealgo.com Attention: Jon Stone
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

19. **Binding Effect.** The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. **Survival.** All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

21. **Notification of Changes.** The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this

Subscription Agreement to be false or incorrect.

22.   **Severability.** If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____   Name:

PURCHASER (if an entity):
_____   Legal Name of Entity

By_____   Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to **[amount of Securities to be acquired by Purchaser]** for **[total amount to be paid]**

TA Fintech Inc.
By   _____   Name: Jon Stone